LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

January 19, 2022

Via Edgar Correspondence

Thomas Jones, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Laser Photonics Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed December 23, 2021

File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2022, with respect to Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-1 (File No. 333-261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021 and December 23, 2021 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1 filed December 23, 2021

 Risk Factors, page 13

1.

We note your response to prior comment 15. Please include risk factors to:

highlight the difference between the price paid per share of $0.06 by founders and the offering price per share. In this regard, we note the disclosure on page 11; and highlight the dilution that investors will experience in this offering. In this regard, we note the disclosure in the table on page 37.

Response: We have amended our disclosure to revise the existing risk factor addressing dilution on page 13 of Amendment No. 2 to highlight the dilution that investors will experience in this offering.

Executive Compensation, page 73

2.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

Response: We have updated the executive compensation disclosure to reflect the most recently completed fiscal year.

Certain Relationships and Related Party Transactions, page 79

3.

We note your response to prior comment 10. Please tell us how you determined the amount of $79,899 based on the average of your total assets for your last two fiscal years. Also, ensure that the disclosure addresses the entire time period mentioned in Instruction 1 to Item 404. For example, we note the disclosure on page 79 about the unpaid principal amount of the promissory notes payable to ICT as of December 31, 2020 does not mention the unpaid amount of the notes as of September 30, 2021.

Response: We arrived at $79,899 based on adding the total assets of $7,484,742 for 12/31/2020 and $495,150 for 12/31/2019 that equals $7,979,892 which we multiplied by 1% to arrive at $79,798. We have revised our disclosure the reflect the unpaid principal amounts of the January 2020 and October 2020 notes as of December 31, 2021.

Signatures, page 98

4.	Please include the signatures of a majority of the board of directors. See Instruction 1 to Signatures in Form S-1.

Response: We respectfully advise the Staff that Amendment No. 1 had included the signatures of all three members of the Board of Directors.

Notes to Audited Financial Statements Intangible Assets, page F-10We had the signatures of all three members of the Board of Directors on the S-1/A that was filed December 23, 2021.

Notes to Audited Financial Statements Intangible Assets, page F-10

5.

Although your response to comment 18 states that you have revised your financial statements to address our comment, it does not appear that such revisions have been made to date. In your response letter dated September 29, 2021, you indicated in response to comment 29 that you would revise your financial statements to properly recognize the amortization of your intangible assets based on their respective estimated useful lives and to remove the reference to indefinite lives on page F-10. Please include the appropriate revisions in your next amendment.

Response: We have revised the disclosure to indicate more clearly the useful lives of the intangible assets and have clarified that since the intangible assets were placed into service on January 1, 2021 amortization was not recorded in 2020.

General

6.

We note your response to prior comment 15 and the new bylaws filed as exhibit 3.3 to the amendment. Please:

add a new risk factor to highlight that provisions in your bylaws could make it more difficult for a third party to acquire the company or to remove your current management. For example, we note that there shall be no cumulative voting in the election of directors and that that your bylaws may be adopted, amended or repealed by the board of directors per sections 2.9 and 9.8, respectively, of exhibit 3.3; and ensure that your disclosure is consistent with your bylaws. For example, the disclosure on page 30 that the "exclusive forum provision will not apply to claims under the Exchange Act" is not consistent with section 7.13(b) of your bylaws that "Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States situated in the State of Delaware shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933 and the Securities Exchange Act of 1934."

Response: We have supplemented our risk factor on page 29 regarding our bylaw provisions that could make it more difficult e for a third party to acquire us or to remove our current management. We also made clear that the Delaware Chancery Court serves as the exclusive forum for resolution of complaints asserting a cause of action under the Securities Exchange Act of 1934 by eliminating the statement that the “exclusive forum provision will not apply to claims under the Exchange Act”.

7.

Please update the disclosure throughout the amendment to the extent applicable, For example, we note the disclosure: (1) on page 39 of your draft registration statement submitted on July 28, 2021 and on page 52 of your amendment filed on December 23, 2021 that you "have under development [y]our most powerful laser blasting equipment; (2) on page 52 that you have received purchase orders totaling over $2 million since December 31, 2020; and (3) your disclosure on page 67 of the number of employees as of September 30, 2021.

Response: We have updated our disclosure to state that we have 19 full-time employees and one part-time employee as of January 10, 2022. We have not changed our disclosure regarding the development of our most powerful laser blasting equipment and sales of over $2 million since December31, 2020 on the basis that the most powerful laser blasting equipment (4000 W handheld system) is still under development and that the $2 million in sales has been of other models of our laser blasting equipment.  Additionally, we respectfully advise the Staff that our technology is under continuous development to improve performance, obtain a competitive advantage and ensure customer satisfaction.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola
Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC
Christopher J. Bellini, Esq., Cozen O’Connor Seth Popick, Esq., Cozen O’Connor